Exhibit 99.1

ROUMELL ASSET MANAGEMENT, LLC
2 Wisconsin Circle, Suite 640
Chevy Chase, MD 20815

January 14, 2021

BY OVERNIGHT DELIVERY AND E-MAIL

Enzo Biochem, Inc.

527 Madison Avenue

New York, New York 10022

Attn:	Mary Tagliaferri, M.D., member of the Board of Directors

Ian Walters, M.D., member of the Board of Directors

Drs. Tagliaferri and Walters:

As you know, Roumell Asset Management, LLC (“Roumell”) owns 5.8% of the outstanding common stock, par value $0.01 (the “Common Stock”), of Enzo Biochem, Inc. (the “Company” or “Enzo”). As demonstrated by the results of the Company’s 2020 annual meeting of shareholders, which took place on January 4, 2021 (the “Annual Meeting”), a significant percentage of shareholders clearly support our call for fundamental change to the Company’s board of directors (the “Board”). I would welcome the opportunity to speak to you directly to discuss the voting results of the Annual Meeting, as well as Roumell's director candidates and other business proposals. In furtherance of that effort, I have contacted Dov Perlysky, in his capacity as the Lead Independent Director of the Board, to coordinate a time to discuss the same.

Based on the final voting results of the Annual Meeting, Dr. Elazar Rabbani received approximately 44% of the shares voted for his re-election as a member of the Board, which amounts to the affirmative vote of less than 22% of outstanding shareholders. As a result and as required by Article I, Section 9 of the Company’s Amended and Restated By-Laws (as amended, the “Bylaws”), the Company announced on January 8, 2021 that Dr. Rabbani, who did not receive a majority of votes cast at the Annual Meeting, conditionally tendered his resignation to the Board, which the Board has 90 days to consider and determine appropriate action.1

Shareholder democracy matters. Respecting elections and the will of voters matter. I genuinely hope that you will honor the clear and decisive votes cast by the Company’s shareholders, as the true owners of the Company. In the past week our country witnessed the consequences of an orchestrated campaign to reject the outcome of our recent presidential election. The unwillingness of some of our nation’s leaders to accept the outcome of our country’s election is shameful and will not soon be forgotten. I’m confident that many of those leaders now deeply regret their decision to serve a man and not the greater principle of American democracy.

I’m aware that neither of you have purchased shares in Enzo, but I hope that you each soon chose to make a material investment in the company you now serve. You each spoke glowingly of the Company’s future business opportunities in your statements accompanying the announcements of your respective

1 See Company’s Form 8-K, filed with the Securities and Exchange Commission on January 8, 2021, available at https://www.sec.gov/Archives/edgar/data/316253/000121390021001215/ea132924-8k_enzobio.htm.

appointments to the Board,2 and I believe no statement would be stronger than purchasing shares of Common Stock on the open-market as an act signaling your conviction in the Company.

To be clear, Dr. Rabbani failed to win a majority of votes cast and has conditionally tendered his resignation to the Board. The Council of Institutional Investors (the “CII”), a non-profit association of employee benefit funds and endowments that promotes the interest of institutional investors in the United States, states in its Policies on Corporate Governance that “directors who fail to receive the support of a majority of votes cast in an uncontested election should step down from the board and not be reappointed” (emphasis added).3 CII further notes that a transition period may be appropriate under certain circumstances, but that any director who doesn’t receive the majority of votes cast should leave the board as soon as practicable. I do not believe there is any reason to wait 90 days to accept Dr. Rabbani’s resignation. The election is over, and the votes have been counted. Why wait to accept the decision of the Company’s owners?

You have a duty to all shareholders of the Company, and I urge you both, as recent additions to and independent members of the Board, to abide by the will of the Company’s shareholders and promptly accept Dr. Rabbani’s resignation. Is defending Dr. Rabbani against the clearly expressed wishes of the Company’s shareholders worth it?

I would also like to note that your interest in “protecting” the Company from its dissident shareholders actually harms the Company. By using every available trick to entrench the Company’s legacy Board and dragging out this fight to the bitter end, the Company’s attorneys are simply wasting the Company’s resources, as they did last year, and reducing shareholder equity, all while financially benefitting themselves. Please be mindful of this fact.

Please do not let anyone try to convince you that your job as a Board member is to protect the Company from its own shareholders.

Respectfully,

/s/ Jim Roumell

Jim Roumell
President of Roumell Asset Management, LLC

2 See press release announcing Dr. Tagliaferri’s appointment to the Board, issued by the Company on November 18, 2020, available at: https://www.enzo.com/corporate/press-releases/enzo-biochem-announces-appointment-of-mary-tagliaferri-md-to-its-board-of-directors, and press release announcing Dr. Walter’s appointment to the Board, issued by the Company on November 25, 2020, available at: https://www.enzo.com/corporate/press-releases/enzo-biochem-announces-appointment-of-ian-b-walters-md-to-its-board-of-directors.
3 Permission to quote from the Council of Institutional Investors’ Policies on Corporate Governance was neither sought nor obtained.